FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resignation of chairman and executive director of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on January 26, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT REGARDING THE RESIGNATION OF CHAIRMAN AND EXECUTIVE DIRECTOR

On account of age reason, Mr. Cao Peixi (the Chairman and executive Director) has recently tendered a written report to the board of directors of Huaneng Power International, Inc. (the “Company”) according to relevant regulations, resigning from his position as the Chairman and executive Director of the Company. At the same time, he will also cease to act as the Chairman of the Strategy Committee of the board of directors of the Company. The resignation report of Mr. Cao Peixi shall become effective from the date on which a new Chairman is elected by the board of directors of the Company.

Mr. Cao Peixi confirmed that there is no disagreement with the board of directors of the Company and the Company. He is not aware of any matter in relation to his resignation from the Chairman and executive Director of the Company that needs to be brought to the attention of the shareholders of the Company.

The board of directors is satisfied with the work by Mr. Cao Peixi during his term of tenure as the Company’s Chairman and executive Director of the Company and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Cao.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
26 January 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 26, 2019